EXHIBIT 99.1

Marine Harvest (OSE:MHG, NYSE:MHG):  Q3 2015 Trading update

Harvest volumes Q3 2015 (1)

Farming Norway	59 thousand tonnes
Farming Scotland	17 thousand tonnes
Farming Canada	9 thousand tonnes
Farming Chile	18 thousand tonnes
Other	3 thousand tonnes
Total	106 thousand tonnes

In connection with the presentation of the Q2 2015 results, Marine Harvest guided a total harvest volume of 103 thousand tonnes (GWE) for Q3 2015.

Note:
(1) The harvest volumes are provided in gutted weight equivalents (GWE). The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK 710 million in Q3 2015 (NOK 912 million in Q3 2014).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

• Norway	NOK 10.1
• Scotland	NOK 6.1
• Canada	NOK 1.3
• Chile	NOK -6.5

Reported net interest bearing debt (NIBD) was approximately NOK 8.7 billion at the end of the quarter.

The complete Q3 2015 report will be released on 28 October at 07:00 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.